

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2009

Mr. Shawn McCormick
Senior Vice President and Chief Financial Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, MN 55442

　　　　　　RE: ev3 Inc.
　　　　　　Form 10-K for the Fiscal Year Ended December 31, 2008
　　　　　　Filed on February 27, 2009
　　　　　　File No. 000-51348

Dear Mr. McCormick:

　　　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Brian R. Cascio
　　　　　　　　　　　　　　Accounting Branch Chief